Annual General Meeting of Can-Fite BioPharma Ltd.

Date: July 7, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect four (4) directors to the Board of Directors of the Company, each for a term expiring at the Company's next annual general meeting of shareholders.			
Pnina Fishman	☐	☐	☐
Ilan Cohen	☐	☐	☐
Abraham Sartani	☐	☐	☐
Guy Regev	☐	☐	☐
2. To re-elect Gil Oren as one of the Company's external directors for an additional three-year term ending July 9, 2017.	☐	☐	☐

	Yes	No
Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Oren other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.	☐	☐

	For	Against	Abstain
3. To approve the grant of 10,000 unregistered ten-year options to purchase 10,000 ordinary shares, par value NIS 0.25 per share, for an exercise price of NIS 12.00 per option, vesting in 12 equal installments on a quarterly basis over 36 months from the date of grant.	☐	☐	☐
4. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2014 and until the Company's next annual general meeting of shareholders, and to authorize the Company's Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Can-Fite BioPharma Ltd. to be held July 7, 2014 For Holders as of June 2, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, Eastern Time June 30, 2014.

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 30, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 2, 2014** at the **Annual General Meeting** of the Shareholders of Can-Fite BioPharma Ltd. to be held on **July 7, 2014** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903